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                           OneLink Communications Inc.

                                   Exhibit 11



COMPUTATION OF EARNINGS PER COMMON SHARE

Net income (loss) per common share is calculated based on the net income or net loss for the respective period and the weighted average number of common shares outstanding during the period. Common Stock equivalents (options and warrants) are anti-dilutive for the respective three and six month periods ended June 30, 1999 and 1998.



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